Highbury Financial Inc.

999 Eighteenth Street, Suite 3000

Denver, CO 80202

            December 22, 2005

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Mr. Mike Carney

Re:	Highbury Financial Inc. Registration Statement on Form S-1 Registration No. 333-127272

Dear Mr. Carney:

In connection with the above-referenced Registration Statement, on behalf of the Representative, we wish to advise you that the Representative requests that our request filed December 21, 2005 to accelerate the above-referenced Registration Statement be withdrawn immediately.

Very truly yours,

HIGHBURY FINANCIAL INC.

/s/ Richard S. Foote
Richard S. Foote
President and Chief Executive Officer